 SEC Form 3/A
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Gottesfeld, Shimshon (Last) (First) (Middle) 431 New Karner Road (Street) Albany, NY 12205 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) June 01, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Mechanical Technology Incorporated   MKTY
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           VP of Research & Development & Chief Technology Officer-MTI MicroFuel Cells Inc
6. If Amendment, Date of Original (Month/Day/Year) 07/08/2002 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock (1)	500.00	I	By Spouse (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Gottesfeld, Shimshon - June 01, 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Options (Rights to Buy) (3)	12/15/2001 (4) | 12/14/2010	Common Stock - 50,000.00	$2.88	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Shimshon Gottesfeld ________________________________ 04-16-2003 ** Signature of Reporting Person Date Page 2

Gottesfeld, Shimshon - June 01, 2002
Form 3 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 3 - June 2002

Shimshon Gottesfeld
431 New Karner Road

Albany, NY 12205
Explanation of responses:

(1)   No change in transaction from original Form 3 filing.
(2)   Dr. Gottesfeld disclaims beneficial ownership of these shares which are held by his wife individually.
(3)   This transaction was not reflected on original Form 3 because it occurred prior to Dr. Gottesfeld being subject to Section 16.
(4)   Options vest annually at a rate of 25% per year beginning 12/15/01.

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